# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Atour Lifestyle Holdings Limited/ADR, CIK 0001861559
CUSIP: 04965M106
Title of class of securities: Class A ordinary shares, $0.00001 par value
Address of issuer's principal executive offices: 120 BROADWAY, 32ND FLOOR, NEW YORK, New York (NY), 10271
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005715
Filed by CIK 0001738126

## Reporting persons
- OLP CAPITAL MANAGEMENT Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Di Fan Shen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Richard Li: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Atour Lifestyle Holdings Limited/ADR
Address of issuer's principal executive offices:
120 BROADWAY
32ND FLOOR
NEW YORK, NEW YORK
10271

## Item 2. Person Filing
Name of person filing: This joint statement on SCHEDULE 13G/A is being filed by Richard Li, Di Fan Shen and OLP Capital Management Limited, a Hong Kong private company (OLP and, together with Mr. Li and Mr. Shen, the Reporting Persons).
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is Unit 2430, 24/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.
Citizenship: OLP is a private company organized under the laws of Hong Kong, and each of Mr. Li and Mr. Shen is a citizen of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0
Shared power to vote or to direct the vote:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0
Sole power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0
Shared power to dispose or to direct the disposition:
OLP CAPITAL MANAGEMENT Ltd - 0

Di Fan Shen - 0

Richard Li - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 04965M 106 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "ATAT." Each ADS represents three Class A Ordinary Shares. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

OLP Capital Management was filed under the incorrect CIK, Atour Lifestyle Holdings Limited/ADR. To correct the filing, OLP is filing this 13G to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities attributable to this CIK and has filed the corrected 13G under the Common Stock CIK for Atour Lifestyle Holdings Ltd.

## Signatures
- OLP CAPITAL MANAGEMENT Ltd: Richard Li, Director (02/14/2025)
- Di Fan Shen: Di Fan Shen, Director (02/14/2025)
- Richard Li: Richard Li, Director (02/14/2025)